SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                             FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                 Commission File Number: 1-9164

                      McMoRan Oil & Gas Co.
     (Exact name of registrant as specified in its charter)


     1615 Poydras Street, New Orleans, LA  70112  (504) 582-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


        Common Stock and Preferred Stock Purchase Rights
    (Title of each class of securities covered by this Form)


                               N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)     [  x ]     Rule 12h-3(b)(1)(ii)    [  x ]
          Rule 12g-4(a)(1)(ii)    [    ]     Rule 12h-3(b)(2)(i)     [    ]
          Rule 12g-4(a)(2)(i)     [    ]     Rule 12h-3(b)(2)(ii)    [    ]
          Rule 12g-4(a)(2)(ii)    [    ]     Rule 15d-6              [    ]
          Rule 12h-3(b)(1)(i)     [    ]

               Approximate  number  of   holders  of  record   as  of   the
          certification or notice date:

                                         One

               Pursuant to the requirements of the Securities Exchange Act of 1934, McMoRan Oil & Gas Co. LLC (as successor to McMoRan Oil & Gas Co.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



                                   McMoRan Oil & Gas LLC
                                        (as successor to McMoRan Oil & Gas Co.)

                                   By:  McMoRan Exploration Co.,its sole member


                                   By:  /s/ C. Donald Whitmire Jr.
                                        --------------------------
         Date: November 25, 1998
                                        C. Donald Whitmire, Jr.
                                        Vice President & Controller-
                                        Financial Reporting